SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.                                       Teletext announcement, dated February 6, 2003

2.                                       Press announcement, dated February 6, 2003

3.                                       Teletext announcement, dated February 6, 2003

4.                                       Press Announcement, dated February 7, 2003

5.                                       Press release / teletext announcement, dated February 10, 2003

6.                                       Press announcement, dated February 10, 2003

7.                                       Press announcement, dated February 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 11, 2003	By: /s/ Fiona Nott
Name: Fiona Nott

Title: Company Secretary

Item 1.

Following is the text of an announcement released by PCCW Limited on February 6, 2003 through the teletext system of The Stock Exchange of Hong Kong Limited:

The Company notes certain press articles concerning the Company and Cable & Wireless plc. The Company would like to confirm that it did not make a takeover offer to Cable & Wireless (“C&W”). Further, the Company is not engaged in any negotiations with C&W with respect to a potential takeover or any other prospective transaction nor has it made any decision to proceed with any transaction with C&W.

By order of the Board

Fiona Nott

Company Secretary

6 February 2003

Item 2.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

This announcement is to clarify recent press articles concerning PCCW Limited and Cable and Wireless plc.

PCCW Limited (the “Company”) has noted the press articles concerning the Company and Cable and Wireless plc (“C&W”).

The Company confirms that a preliminary approach was made to the chairman of C&W by way of letter dated December 31, 2002 indicating an interest in engaging in discussions regarding a possible takeover offer for C&W, but such approach was rebuffed by C&W in a letter dated January 27, 2003. The Company further confirms that it has not made a takeover offer for C&W. Further, the Company is not engaged in any negotiations with C&W with respect to a potential offer or any other prospective transaction nor has it made any decision to proceed with any transaction with C&W. Furthermore, the Company has no current intention to repurchase the Company’s shares held by C&W.

In the circumstances, the Company will continue to monitor developments in relation to C&W but emphasises that no decision has been made whether to make any further approach. Whilst the Company is still considering its options in relation to C&W (which may or may not result in participating in an offer for C&W), it would not consider proceeding further unless it was offered a reasonable opportunity to undertake appropriate due diligence with regard to C&W.

By Order of the Board

Fiona Nott

Company Secretary

Hong Kong, February 6, 2003

Item 3.

Following is the text of a statement released by PCCW Limited on February 6, 2003 in London through the Regulatory Information System:

PCCW notes the press articles concerning PCCW and Cable & Wireless PLC (“C&W”).

PCCW confirms that a preliminary approach was made to the chairman of C&W by way of letter dated December 31, 2002 indicating an interest in engaging in discussions regarding a possible takeover offer for C&W but such approach was rebuffed by C&W in a letter dated January 27, 2003.

PCCW further confirms that it has not made an offer for C&W and that it is not engaged in any negotiations with C&W with respect to a potential offer or any other prospective transaction, nor has it made any decision to proceed with any transaction with C&W.

In the circumstances PCCW will continue to monitor developments in relation to C&W but emphasises that no decision has been made whether to make any further approach.  Whilst PCCW is still considering its options in relation to C&W (which may or may not result in it participating in an offer for C&W ), it would not consider proceeding further unless it was offered a reasonable opportunity to undertake appropriate due diligence with regard to C&W.

Ends

Item 4.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PCCW Limited refers to its announcement dated February 6, 2003 relating to clarification of press articles concerning PCCW Limited and Cable and Wireless plc. This announcement describes technical disclosure requirements of Rule 8 of the London Takeover Code which now apply to certain dealings in respect of the securities of both Cable and Wireless plc and PCCW Limited.

PCCW Limited (the “Company” or “PCCW”) refers to its announcement dated February 6, 2003 (the “Announcement”) relating to the clarification of the press articles concerning the Company and Cable and Wireless plc (“C&W”).

The City Code on Takeovers and Mergers (the “London Takeover Code”) regulates the conduct of offers for listed companies in the United Kingdom (“UK”) and has a similar regulatory status as Hong Kong’s Code on Takeovers and Mergers. It is a consequence of the Announcement that under the London Takeover Code an offer period (within the meaning of the London Takeover Code) has commenced in relation to C&W, notwithstanding that: (i) the Company has not made a takeover offer for C&W; (ii) the Company is not engaged in any negotiations with C&W with respect to a potential offer or any other prospective transaction; and (iii) the Company has not made any decision to proceed with any transaction with C&W.

The technical disclosure requirements of Rule 8 of the London Takeover Code apply to certain dealings during the offer period (within the meaning of the London Takeover Code) in respect of both C&W securities and PCCW securities. For these purposes, “securities” includes shares of C&W or PCCW, securities carrying conversion or subscription rights into shares of C&W or PCCW and options and derivatives in respect of any of the foregoing. Rule 8 requires that any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of C&W or PCCW,owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of C&W or PCCW is generally required under the provisions of Rule 8 of the London Takeover Code to notify the London Stock Exchange and UK’s Panel on Takeovers and Mergers of every dealing in such securities from February 6, 2003 and throughout the offer period (within the meaning of the London Takeover Code). Dealings by C&W or PCCW and their respective “associates” (within the meaning of the London Takeover Code) in any class of securities of C&W or PCCW during the offer period must also be so disclosed. Please consult your financial advisers immediately if you believe this Rule may be applicable to you.

A further announcement will be made by the Company as and when the aforementioned disclosure obligations shall cease to apply.

By Order of the Board

Fiona Nott

Company Secretary

Hong Kong, February 7, 2003

Item 5.

Following is the text of an announcement posted today, February 10, 2003, on the teletext system of the Stock Exchange of Hong Kong Limited:

In view of the intense speculation in the Hong Kong and United Kingdom media over the weekend concerning whether the Company intends to make a further approach to Cable and Wireless plc. (“C&W”) or pursue further discussions with C&W regarding the possibility of it participating in an offer for C&W, and the resulting possible market confusion, PCCW Limited (the “Company”) this morning requested a temporary suspension of trading of its shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) from 9:34 am in order to give the Company the opportunity to review the situation and make a clarification announcement.

The Company wishes to reiterate that it made a preliminary approach to the chairman of C&W by way of a letter dated December 31, 2002 indicating an interest in engaging in discussions regarding a possible takeover offer for C&W.  This approach was confirmed to the new chairman of C&W at the time of his appointment and was rebuffed by C&W in a letter dated January 27, 2003. The preliminary approach to C&W was made jointly with Texas Pacific Group.

At no time has the Company made, or instructed any party to make, any proposal to C&W putting forward a price or engaged in any negotiations with respect to any potential takeover or any other prospective transaction.  It follows that the Company has never made or participated in any takeover offer for C&W or expressed any firm intention to make an offer.

In the announcement dated February 6, 2003, the Company stated that it was considering its options in relation to C&W but that it would not consider proceeding further unless it was offered a reasonable opportunity to undertake appropriate due diligence with regard to C&W.

The Company has concluded that it is not in the Company’s interests for the continuing uncertainty regarding any possible takeover offer for C&W to continue. Accordingly, the Company has today decided that it will not make any further approach to C&W and will not make any offer for C&W. In reaching this decision, the Company has been influenced by the fact that in view of the position taken by C&W in their letter dated January 27, 2003, the outcome of any further approach is unpredictable and would inevitably lead to continuing uncertainty for the Company.

The Company regrets any confusion caused regarding the Company’s intention and notes the concerns which have been expressed by the Hong Kong Stock Exchange.  The Company confirms that it will co-operate fully with the Hong Kong Stock Exchange.

The Company also notes the speculation about Japan Telecom Holdings Co. Ltd. The Company wishes to confirm that this speculation is completely unfounded and that the Company has never had any discussion in relation to any transaction involving Japan Telecom Holdings Co. Ltd.

The Company has requested that trading of its shares on the Hong Kong Stock Exchange be resumed with effect from 9:30am tomorrow February 11, 2003.

*               *               *

About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia’s leading integrated communications companies.  From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia.  PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

Note: In line with the Company’s extensive rebranding exercise following the merger with Cable & Wireless HKT in August 2000, we are now officially known as “PCCW Limited.” Please note that the name “Pacific Century CyberWorks Limited,” is no longer the official English name of the Company.

To learn more about PCCW, go to www.pccw.com

Item 6.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

This announcement is to announce PCCW Limited’s position in relation to Cable and Wireless plc and Japan Telecom Holdings Co. Ltd.

At the request of PCCW Limited (the “Company”), trading in the shares of the Company was suspended with effect from 9:34 a.m. on February 10, 2003 pending publication of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited for resumption of trading in the shares of the Company with effect from 9:30 a.m. on February 11, 2003.

In view of the intense speculation in the Hong Kong and United Kingdom media over the weekend concerning whether the Company intends to make a further approach to Cable and Wireless plc (“C&W”) or pursue further discussions with C&W regarding the possibility of it participating in an offer for C&W, and the resulting possible market confusion, the Company this morning requested a temporary suspension of trading of its shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) from 9:34 a.m. in order to give the Company the opportunity to review the situation and make a clarification announcement.

The Company wishes to reiterate that it made a preliminary approach to the chairman of C&W by way of a letter dated December 31, 2002 indicating an interest in engaging in discussions regarding a possible takeover offer for C&W. This approach was confirmed to the new chairman of C&W at the time of his appointment and was rebuffed by C&W in a letter dated January 27, 2003. The preliminary approach to C&W was made jointly with Texas Pacific Group.

At no time has the Company made, or instructed any party to make, any proposal to C&W putting forward a price or engaged in any negotiations with respect to any potential takeover or any other prospective transaction. It follows that the Company has never made or participated in any takeover offer for C&W or expressed any firm intention to make an offer.

In the announcement dated February 6, 2003, the Company stated that it was considering its options in relation to C&W but that it would not consider proceeding further unless it was offered a reasonable opportunity to undertake appropriate due diligence with regard to C&W.

The Company has concluded that it is not in the Company’s interests for the continuing uncertainty regarding any possible takeover offer for C&W to continue. Accordingly, the Company has today decided that it will not make any further approach to C&W and will not make any offer for C&W. In reaching this decision, the Company has been influenced by the fact that in view of the position taken by C&W in their letter dated January 27, 2003, the outcome of any further approach is unpredictable and would inevitably lead to continuing uncertainty for the Company.

The Company regrets any confusion caused regarding the Company’s intention and notes the concerns which have been expressed by the Hong Kong Stock Exchange. The Company confirms that it will co-operate fully with the Hong Kong Stock Exchange.

The Company also notes the speculation about Japan Telecom Holdings Co. Ltd. The Company wishes to confirm that this speculation is completely unfounded and that the Company has never had any discussion in relation to any transaction involving Japan Telecom Holdings Co. Ltd.

At the request of the Company, trading in the shares of the Company was suspended with effect from 9:34 a.m. on February 10, 2003 pending publication of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on February 11, 2003.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, February 10, 2003

Item 7.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PCCW Limited confirms that the requirements of Rule 8 of the City Code on Takeovers and Mergers in relation to dealings in securities of both PCCW Limited and Cable and Wireless plc now cease to apply.

PCCW Limited’s announcement dated February 7, 2003 referred to certain technical disclosure requirements of Rule 8 of the City Code on Takeovers and Mergers in relation to dealings in securities of PCCW Limited and Cable and Wireless plc (the “Rule 8 Obligations”).

The UK Panel on Takeovers and Mergers has confirmed that in the light of the announcement made by PCCW Limited, on the same date as this announcement, that it will not make an offer for Cable and Wireless plc, the Rule 8 Obligations have now ceased to apply.

By Order of the Board

Fiona Nott

Company Secretary

Hong Kong, February 10, 2003